

18006966

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

MAR 0 8 2018

Washington DC
400

SEC FILE NUMBER
8-48467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ELE Wealth Advisors, Inc**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

18700 W. 10 Mile Road, Suite 100

(No. and Street)

Southfield   **MI**   **48075**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammie Moore Parran 248-356-6555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, LLP

(Name – if individual, state last, first, middle name)

12700 Park Central Dr., Suite 1400   **Dallas,**   **TX**   **752251**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Tammie Parran _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELE Wealth Advisors, Inc _____ , as of December 31 _____, 20 17 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Tammie Parran
Signature

_____

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ELE WEALTH ADVISORS, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE17A-5

YEAR ENDED DECEMBER 31, 2017

ELE WEALTH ADVISORS, INC.

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations and Changes in Shareholder Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5-9
Supplemental Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1	10
Schedule II – Reconciliation of Net Capital from Quarterly FOCUS – Rule 17a-5(d)(4) of the Securities & Exchange Commission to Annual Audited Financial Statements	11
Report of Independent Registered Public Accounting Firm on Exemption Report	12
Statement Regarding Rule 15c3-3	13



Report of Independent Registered Public Accounting Firm

To the Stockholder of
ELE Wealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which ELE Wealth Advisors, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which ELE Wealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) ELE Wealth Advisors, Inc. stated that ELE Wealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. ELE Wealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ELE Wealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
March 7, 2018

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

ELE WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets

Cash and cash equivalents	$	32,206
Accounts receivable		11,138
Prepaid expenses		9,009
Total current assets	$	52,353

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	8,207
Credit card liability		2,000
Total current liabilities		10,207

Shareholder's Equity

Common stock, $0.001 par value, 60,000 shares authorized, zero shares issued and outstanding, 60,000 shares to be issued	60
Additional paid in capital	11,843
Retained earnings	30,243
Total stockholder's equity	42,146

Total liabilities and shareholder's equity	$	52,353

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Commissions and Fees Revenue	$ 209,018
Operating Expenses	
Commissions	149,944
Accounting and audit fees	14,990
Professional liability insurance	4,596
Rent	12,000
Professional fees: consulting	12,139
Regulatory fees	16,579
Business license and permits	328
Bank service fees	407
Computer and internet expenses	2,221
Administrative services	7,200
Total Operating Expenses	220,404
Taxes: Federal	2,695
Taxes: State	2,987
Total Taxes	5,682
Net Loss	(17,068)
Beginning Shareholder's Equity	64,214
Capital withdrawals	(5,000)
Ending Shareholder's Equity	$ 42,146

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(17,068)
Changes in operating assets and liabilities:		
	Accounts receivable	(9,819)
	Accounts payable	6,901
	Accounts payable: Income tax	(2,999)
	Prepaid expense	158
	Credit card liability	2,000
Net Cash Used by Operating Activities		(20,827)

CASH FLOWS FROM INVESTING ACTIVITIES:

Net Cash Used by Operating Activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid to shareholder	(5,000)
Net Cash Used by Financing Activities	(5,000)

Decrease in cash	(25,827)
Cash and cash equivalents at beginning of year	58,033
Cash and cash equivalents at end of year	$ 32,206

Supplemental cash flows disclosures:

Income tax paid	$ 5,682

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS

ELE Wealth Advisors, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Michigan corporation, with one shareholder formed in December 2012, and provides investment products to individuals and closely held businesses. The sole shareholder owns 100% of the Company. The Company is exempt from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S generally accepted accounting principles and is required by the SEC and FINRA.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less at the date of purchase to be cash equivalents. The Company may maintain its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurements

The Financial Accounting Standards Board (F ASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain

disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, effective for annual reporting entities beginning after December 15, 2017. The core principle states that an entity recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue recognition related to the Company's operations is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Revenue recognition and accounts receivable

The Company recognizes revenues from commissions generated from variable annuities and mutual funds sales on behalf of its clients. Revenues are recognized when earned. In the event of a commission chargeback, the Company reduces client commissions earned in the amount of the chargeback. Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2017 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Customer concentrations

For the year ended December 31, 2017, the Company had the following customer concentrations
with respect to its revenues:

	Percentage of Revenue
Customer 1	27%
Customer 2	24%
Customer 3	24%
Customer 4	11%

Account receivable concentrations

For the year ended December 31, 2017, the Company had the following concentrations with
respect to its account receivables:

	Percentage of Receivables
Customer 1	87%

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the
financial statement and tax basis of assets and liabilities. A valuation allowance is established to
reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be
realized. The Company does not have a deferred tax asset as of December 31, 2017.

The Company follows FASB ASC 740, Accounting for Uncertainty in Income Taxes ("ASC
740"). ASC 740 creates a single model to address accounting for the uncertainty in income tax
positions and prescribes a minimum recognition threshold a tax position must meet before
recognition in the financial statements. The Company does not have a tax position meeting the
criteria specified in ASC 740. The Company remains subject to examination by U.S. federal and
state jurisdictions for years subsequent to 2013, and upon completion of these examinations (if
undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all
open tax years.

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The following is a summary of the Company's net capital position at December 31, 2017.

Net capital	$31,977
Excess of net capital over requirements	$26,977
Aggregate indebtedness to net capital	31.92%

NOTE 4 - RELATED PARTY TRANSACTIONS

Ellis Liddell is the sole shareholder of the Company and also generates a portion of the Company's gross income. The Company paid Mr. Liddell $35,019 in commissions, included in commissions on the accompanying statement of operations, as a result of his production in 2017. The Company renewed its lease agreement with ELE Properties, LLC, an entity commonly owned by the sole shareholder, on February 22, 2017. The Company will pay $1,000 per month for office space through March 31, 2022. The Company paid $12,000 in rent, notated on the accompanying statement of operations, to ELE Properties, LLC during 2017.

The Company entered into an agreement with ELE Advisory Services, LLC, an entity commonly owned by the sole shareholder, on August 25, 2015 to pay $600 per month for the use of personnel to provide administrative services to the Company; beginning April 2016. The Company paid $7,200 for administrative services in 2017, reflected as administrative expenses on the statement of operations.

Additionally, the Company entered into a separate agreement with ELE Advisory Services, LLC and ELE Wealth Management, LLC, an entity also commonly owned by the sole shareholder, on November 15, 2017 to receive reimbursement and monthly payments of each entity's cost of coverage under the Errors and Omissions insurance policy. The respective reimbursement and monthly fee was determined based on overall revenues divided by amount of business conducted by each entity to determine use of the expense item. In 2017, The Company was reimbursed $7,445 by ELE Advisory Services, LLC and $1,203 by ELE Wealth Management, LLC, both notated as professional liability insurance on the statement of operations.

NOTE 5 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2017. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2017.

NOTE 6 - SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted. ELE Wealth Advisors, Inc. is not a member of SIPC and is exempt from SIPC membership as it engages solely in the business of mutual funds and variable insurance and annuities.

NOTE 7 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 7, 2018, the date the financial statements were available to be issued. No events have occurred subsequent to the date of the statement of financial position through March 7, 2018 that would require adjustment or disclosure in the financial statements.

ELE WEALTH ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2017

Net Capital

Shareholder equity	$	42,146
Deduct shareholder equity not allowed for net capital		-
Total shareholder equity qualified for net capital		42,146
Additions/other credits:		-
Total shareholder equity and allowable subordinated liabilities		42,146
Deductions/other charges:		
Accounts receivable		(1,160)
Prepaid assets		(9,009)
Total deductions/other charges		(10,169)
Tentative net capital		31,977
Haircut on trading securities		-
Net capital	$	31,977

Aggregate indebtedness

Credit card liability	$	2,000
Accounts payable		8,207
Total aggregate indebtedness	$	10,207

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess of Net Capital Over Minimum Requirements	$	26,977
Ratio: aggregate indebtedness to net capital		31.92%

ELE WEALTH ADVISORS, INC.

SCHEDULE II
REC OF NET CAPITAL FROM QUARTERLY FOCUS - RULE 17 A-5(D)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION TO ANNUAL AUDITED FINANCIAL
STATEMENTS
DECEMBER 31, 2017

Net capital as reported on 4th Quarter FOCUS $ 31,977

Adjustments from 4th Quarter FOCUS to Annual Audit

Audit adjustments:

-

Total adjustments -

Revised Net Capital as reported in the Annual Audit $ 31,977



Your Vision Our Focus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of ELE Wealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ELE Wealth Advisors, Inc. (the "Company") as of December 31, 2017 and the related statements of operations and changes in shareholder equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Opinion on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company, LLP

We have served as the Company's auditor since 2017.

Dallas, Texas
March 7, 2018

ELE WEALTH ADVISORS, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2017

The Exemption Report

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

The following statements are made to the best knowledge and belief of Tammie Parran as FinOp for ELE Wealth Advisors, Inc.

I, Tammie Parran, as the FinOp for ELE Wealth Advisors, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2017 without exception.

Tammie Parran   _7 Mar 18_
Tammie Parran, CFO   Date




ELE Wealth Advisors, Inc.
18700 W. 10 Mile Rd., Ste. 100, Southfield, MI 48075
248-356-6555 (P) * 248-356-6578 (F)

March 7, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Annual Audit Report
        ELE Wealth Advisors, Inc.
        CRD No. 38931, SEC No. 8-48467

To Whom It May Concern:

Please find two copies of the 2017 Annual Audit Report for ELE Wealth Advisors, Inc., CRD No. 38931, SEC No. 8-48467.

If additional information is required, I can be contacted at 281-646-7333.

Sincerely,

Tammie Parran

Tammie Moore Parran, MBA
Vice President
ELE Wealth Advisors, Inc.

Enclosure(s)

Securities offered through ELE Wealth Advisors, Inc., member FINRA. Advisory services offered through ELE Advisory Services, LLC. ELE Wealth Advisor, Inc. and ELE Advisory Services, LLC are affiliated through common ownership and control.